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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Robert K. Ipson,
      7430 South Wasatch Blvd., No. A-2, Salt Lake City, UT 84121

2.   Issuer Name and Ticker or Trading Symbol: Powerball International, Inc.
          (PRBL)
3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 8/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
   (i) 6/26/00
   (ii) 8/3/00
3. Transaction Code:
   (i) P
   (ii)P
4. Securities Acquired (A) or Disposed of (D):
   (i) (A) 40,000 shares
   (ii)(A) 10,000 shares


1. Title             5. Amount of           6. Ownership Form:         7.     Nature of
    of                 Securities               Direct(D)or               Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                   Ownership
                     At End of Month
 --------           ------------------         ---------------            -------------------
Common Stock           240,100                      D                            N/A
Common Stock            69,200                      I                     Shares held of record by Linda L.
                                                                           Ipson, spouse of Robert K. Ipson

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Warrants
2. Conversion or Exercise Price of Derivative Security:
 (i)   $1.00
 (ii)  $5.00
 (iii) $1.00
 (iv)  $5.00

3. Transaction Date (Month/Day/Year):
 (i)   6/26/00
 (ii)  6/26/00
 (iii) 8/3/00
 (iv)  8/3/00

4. Transaction Code:
 (i)   X
 (ii)  J
 (iii) X
 (iv)  J

5. Number of Derivative Securities Acquired (A) or Disposed of (D):
   (i)  (D) 40,000
   (ii) (A) 40,000
   (iii)(D) 10,000
   (iv) (A) 10,000
6. Date Exercisable and Expiration Date (Month/Day/Year): exercisable 6/26/00 expiration 6/25/02

7. Title and Amount of Underlying Securities: Common Stock, 50,000

8. Price of Derivative Security: n/a (see explanation below)

9. Number of Derivative Securities Beneficially Owned at End of Month:
     Bob Ipson    Options  100,000
                  Warrants 160,000
     Linda Ipson  Warrants  30,000

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
     (D) 100,000 Options
     (D) 160,000 Warrants
     (I)  30,000 Warrants

11.  Nature of Indirect Beneficial Ownership:
      The 30,000 Warrants are held by Linda Ipson, spouse of Robert Ipson

Explanation of Responses: The warrants listed in Table II were acquired as an inducement for the exercise of a like number of lower priced warrants as listed in the shares acquired in Table I.

Signature of Reporting Person: /S/ Robert K. Ipson
Date:     8/22/00